                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            Transmedia Network Inc.
                         ---------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.02 per share
                ----------------------------------------------
                         (Title of Class of Securities)


                                   893767103
                             -------------------
                                 (CUSIP Number)



                                Susan Obuchowski
                         Equity Group Investments, Inc.
                      Two North Riverside Plaza, Suite 600
                            Chicago, Illinois 60606
                                (312) 454-0100
            -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 March 3, 1998
                          -------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].





                              Page 1 of 15 Pages

                                 SCHEDULE 13D


CUSIP NO.   893767103
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EGI-Transmedia Investors, L.L.C. (formerly known as Transmedia Investors, L.L.C.)
         FEIN#:  36-4192415
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING              5,140,009*
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                       476,647
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        1,962,362
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,140,009*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        35.80%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       00
--------------------------------------------------------------------------------

* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.


                           PAGE  2    OF  15 PAGES

                                 SCHEDULE 13D


CUSIP NO.   893767103
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Samstock, L.L.C.
         FEIN:  36-4156890

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,140,009*
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,701,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        1,962,362
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,140,009*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.80%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       00
--------------------------------------------------------------------------------

* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                           PAGE  3    OF  15  PAGES

                                 SCHEDULE 13D


CUSIP NO.   893767103
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Halmostock Limited Partnership
         FEIN #: 830319692

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Wyoming
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             5,140,009*
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        614,353
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,140,009*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.80%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       00
--------------------------------------------------------------------------------
* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.


                          PAGE   4    OF 15 PAGES

    This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of Transmedia Network Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND

     (a-c) This Statement is being filed by the following beneficial owners of Common Stock: EGI-Transmedia Investors, L.L.C., a Delaware limited liability company formerly known as Transmedia Investors, L.L.C. ("TMI"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), and Halmostock Limited Partnership, a Wyoming limited partnership ("Halmostock"). (TMI, Samstock and Halmostock are referred to herein, individually, as a "Stockholder" and, collectively, as the "Stockholders.") The sole managing member of TMI is Samstock. The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The general partner of Halmostock is Halmos Investments-Western, Inc., a Wyoming corporation ("HIW"). Additional information concerning SZI, ZGP and HIW is set forth in Appendix A hereto.

     The principal business of TMI is investment in the securities of the Issuer. The principal business of Samstock, SZI and ZGP is general investments. The business address of TMI, Samstock, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois, 60606. The principal business of Halmostock is investment in the securities of the Issuer and the principal business of HIW is general investments. The business address of Halmostock and HIW is 21 W. Las Olas Boulevard, Fort Lauderdale, Florida, 33301.

     (d) and (e) Neither the Stockholders nor, to the best knowledge of the Stockholders, any of SZI, ZGP or HIW, or any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Stock Purchase and Sale Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer (the "Stock Purchase
Agreement"), TMI and Samstock agreed to acquire in the aggregate (i) 2,500,000 newly issued shares of Common Stock (the "Shares") and (ii) warrants to purchase an additional 1,200,000 shares of Common Stock (the "Warrant Shares"), subject to the satisfaction of certain conditions precedent. The Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.





                               Page 5 of 15 Pages

     Pursuant to an Assignment Agreement dated as of March 3, 1998 (the "Closing Date") among the Stockholders and the Issuer (the "Assignment Agreement"), effective contemporaneously with the closing under the Stock Purchase
Agreement, TMI and Samstock assigned to Halmostock the right to acquire 352,941 of the Shares and 169,412 of the Warrant Shares. The Assignment Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. In addition to the 352,941 Shares and the 169,412 Warrant Shares, Halmostock is the beneficial owner of 92,000 shares of Common Stock, which 92,000 shares were contributed to Halmostock by Steven J. Halmos prior to the Closing Date.

     On the Closing Date, TMI acquired 322,059 of the Shares and 154,588 of the Warrant Shares and Samstock acquired 1,825,000 of the Shares and 876,000 of the Warrant Shares, for a total aggregate consideration of $9,125,000.75, the source of which was capital contributions to TMI and Samstock by the members of TMI and Samstock, respectively. In addition, on the Closing Date, Halmostock acquired 352,941 Shares and 169,412 Warrant Shares for a total aggregate consideration of $1,499,999.25 paid to the Issuer, the source of which was a loan of $1,534,999.25 from an affiliate of Halmostock, which affiliate is a Wyoming limited partnership the general partner of which is HIW. The loan was made pursuant to a note dated March 2, 1998, is payable on demand, and bears interest at a rate of 8% per annum.

     In connection with the transactions that are the subject of this Statement, TMI, Samstock, the Issuer, Melvin Chasen and Iris Chasen (Melvin Chasen and
Iris Chasen being referred to herein, together, as the "Chasens") have also entered into an Amended and Restated Agreement Among Stockholders dated as of March 3, 1998 (the "Amended Agreement Among Stockholders"), which amends, restates and supersedes an Agreement Among Stockholders dated as of November 6, 1997 among the same parties. Pursuant to the Amended Agreement Among Stockholders, TMI and Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock held by the Chasens (the "Chasen Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Amended Investment Agreement described below. There are currently 1,050,509 Chasen Shares issued and outstanding, representing 8.17% of the issued and outstanding Common Stock. In addition, the Chasens hold options that are currently exercisable in respect of an additional 297,500 shares of Common Stock (the "Option Shares") which, together with the 1,050,509 issued and outstanding Chasen Shares, represent 10.25% of the Common Stock, including the Option Shares.

     The Amended Agreement Among Stockholders also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Chasen Shares, and the Chasen Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. In addition, the Amended Agreement Among Stockholders provides that, as long as TMI and Samstock are entitled to designate one or two directors in accordance with the Amended Investment Agreement and the Chasens own, collectively, at least 950,000 shares of Common Stock, TMI and Samstock agree to vote all of the Issuer's Common Stock (or other securities of the Issuer entitled to vote generally for





                               Page 6 of 15 Pages
the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively, the "Voting Securities") beneficially owned by them in favor of the election of Melvin Chasen to the Board of Directors of the Issuer (the "Board").

     The Amended Agreement Among Stockholders will terminate if Stockholders and their affiliates (the "Stockholder Group") cease to own in the aggregate at least 5% of the Issuer's Voting Securities. The Amended Agreement Among Stockholders is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Also in connection with the transactions that are the subject of this Statement, the Stockholders and the Issuer have entered into a Stockholders' Agreement dated as of March 3, 1998 (the "Stockholders Agreement"), pursuant to which TMI and Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock held by Halmostock (the "Halmostock Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Amended Investment Agreement described below. There are currently 444,941 Halmostock Shares issued and outstanding, representing 3.46% of the issued and outstanding Common Stock. In addition, Halmostock owns warrants in respect of the 169,412 Warrant Shares which, together with the 444,941 issued and outstanding Halmostock Shares, represent 4.72% of the Common Stock, including the 169,412 Warrant Shares.

     Like the Amended Agreement Among Stockholders, the Stockholders Agreement also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Halmostock Shares, and the Halmostock Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. The Stockholders Agreement will terminate if the Stockholder Group ceases to own in the aggregate at least 5% of the Issuer's Voting Securities. The Stockholders Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

     The summary contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement, each of which is attached as an Exhibit hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

     The Stockholders' acquisition of the Shares and the Warrant Shares, and TMI's and Samstock's acquisition of the sole power to vote or to direct the vote of the Chasen Shares and the Halmostock Shares, were effected for the purpose of investing in the Issuer.





                               Page 7 of 15 Pages

     The purchase price upon exercise of the warrants in respect of the Warrant Shares is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that TMI, Samstock, or Halmostock, as the case may be, is then purchasing upon exercise of the warrants. The Exercise Price is $6.00 per share for one third of the Warrant Shares purchased, $7.00 per share for another third of the Warrant Shares, and $8.00 per share for the final third of the Warrant Shares. The warrants may be exercised at any time and will expire on the fifth anniversary of the date of the Closing Date.

     In connection with the transactions which are the subject of this Statement, the Stockholders and the Issuer have also entered into an Amended and Restated Investment Agreement dated as of March 3, 1998 (the "Amended Investment Agreement"), which amends, restates and supersedes an Investment Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer. The Amended Investment Agreement contains agreements as to certain aspects of the relationship among the Stockholders and the Issuer. The Amended Investment Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

     Pursuant to the Amended Investment Agreement, the Stockholders agreed that the members of the Stockholder Group will not take any of the following actions prior to the fifth anniversary of the Closing Date, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities beyond the combined voting power of all Voting Securities represented by the Shares and the Warrant Shares or subject to the Amended Agreement Among Stockholders or Stockholders Agreement; provided, however, that the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer pursuant to exercise of the warrants and any rights, oversubscription rights or standby purchase obligations in connection with rights offerings by the Issuer or exercise of any stock options granted by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Stockholder Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Amended Agreement Among Stockholders or the Stockholders Agreement; (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; or (e) take any action to seek to circumvent any of the foregoing limitations.





                               Page 8 of 15 Pages

     Pursuant to the Amended Investment Agreement, at all times prior to the fifth anniversary of the date of the Closing Date, Samstock is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Board as long as the Stockholders together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities (including, for these purposes, the Warrant Shares issuable upon exercise of the warrants until such time as the warrants expire) and, in the event that the Stockholders together beneficially own less than 15%, but at least 5%, of the combined voting power of the Issuer's Voting Securities, Samstock shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as Samstock is entitled to designate one or two Board representatives and further agreed that, notwithstanding the agreements contained in the Amended Agreement Among Stockholders, the chief executive officer of the Issuer shall not count as a designee of Samstock.

     Pursuant to the Amended Investment Agreement, the Stockholders agreed that, except to the extent otherwise provided in the Amended Investment Agreement, the Stockholders would vote their Voting Securities with respect to the election or removal of directors of the Issuer either (a) in accordance with the recommendations of a majority of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by the Stockholders, vote their securities; provided that the Stockholders may vote in favor of the election or retention of the one or two directors designated by Samstock as described in the preceding paragraph.

     Pursuant to the Amended Investment Agreement and subject to certain exceptions, the Issuer granted to the Stockholders and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to all Shares and Warrant Shares as soon as practicable after the Closing Date, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Amended Investment Agreement is to facilitate the ability of each of TMI, Samstock and their affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Shares or Warrant Shares to be covered thereby.

     Pursuant to the Amended Investment Agreement, the Issuer agreed to conduct,jointly with the Stockholders, a search to find a replacement for the issuer's current chief executive officer. Prior to the Closing Date and in connection with the transactions contemplated by the Stock Purchase Agreement, the Issuer amended its certificate of incorporation to





                               Page 9 of 15 Pages
eliminate the "staggered" Board provisions, so that all Board seats now have contemporaneous terms.

     The summary contained in this Statement of certain provisions of the Amended Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the Amended Investment Agreement attached as an Exhibit hereto and incorporated herein by reference.

     Each Stockholder intends to continue to review its investment in Common Stock and, subject to the limitations of the Amended Investment Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise.

     Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) To the best knowledge of the Stockholders, there are 12,859,956 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the aggregate 3,642,509 shares of Common Stock beneficially owned by the Stockholders represent approximately 28.32% of the Common Stock issued and outstanding and, together with the 1,200,000 Warrant Shares and the 297,500 Option Shares, represent 35.80% of the Common Stock, including the Warrant Shares and the Option Shares. Such Common Stock is held as follows:

Holder   Issued and Outstanding Shares   Warrant Shares   Option Shares
------   -----------------------------   --------------   -------------
Samstock            1,825,000                   876,000
TMI                   322,059                   154,588
Halmostock            444,941                   169,412
Chasens1            1,050,509                                  297,500
                    ---------                 ---------        -------
  Total             3,642,509                 1,200,000        297,500

  Pursuant to the Amended Agreement Among Stockholders, and subject to the limitations of the Amended Investment Agreement, TMI and Samstock have the shared





____________________

               1 As described in Item 3 above and as set forth more fully in this Item 5, TMI and Samstock have shared voting power and shared dispositive power in respect of the Chasen Shares.

                              Page 10 of 15 Pages
power to vote or to direct the vote of the 1,348,009 Chasen Shares beneficially owned by them. Pursuant to the Stockholders Agreement, and subject to the limitations of the Amended Investment Agreement, TMI and Samstock have the shared power to vote or to direct the vote of the 614,353 Halmostock Shares beneficially owned by them. In addition, each of the Stockholders has agreed to vote its shares of Common Stock in accordance with certain provisions of the Amended Investment Agreement.

     Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock, subject to the following limitations, which are described more fully in Item 3 above. Pursuant to the "drag along" provisions of the Amended Agreement Among Stockholders, TMI and Samstock have the shared power, together with the Chasens, to dispose of or to direct the disposition of the Chasen Shares. Similarly, pursuant to the "drag along" provisions of the Stockholders Agreement, TMI and Samstock have the shared power, together with Halmostock, to dispose of or to direct the disposition of the Halmostock Shares.

     For purposes of this Statement the Stockholders are being treated as a group which, in the aggregate, beneficially owns all of the shares of Common Stock listed above. This filing shall not be construed as an admission that any reporting person is the beneficial owner of all of such shares of Common Stock.


     At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of SZI, ZGP, HIW or any of the persons listed in Appendix A hereto owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

     (c) During the last sixty days, the only transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by SZI, ZGP or HIW or any of the persons listed in Appendix A hereto, were the transactions occurring on or prior to March 3, 1998, as described in Item 3 hereof.

     (d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by such Stockholders, except for the Chasens, in the case of the Chasen Shares.

     (e)   Not applicable.





                              Page 11 of 15 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the matters described herein, no Stockholder or, to the best knowledge of the Stockholders, any of SZI, ZGP or HIW or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 1       -   Stock Purchase Agreement*
                 Exhibit 2       -   Assignment Agreement**
                 Exhibit 3       -   Amended Agreement Among Stockholders**
                 Exhibit 4       -   Stockholders Agreement**
                 Exhibit 5       -   Amended Investment Agreement**

----------------------------------------------
*        Previously filed.
**       Filed herewith.





                              Page 12 of 15 Pages

                                   APPENDIX A
                                 SCHEDULE 13D/A
                             CUSIP NUMBER 893767103


SZ INVESTMENTS, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY: SZI's managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership.

ZELL GENERAL PARTNERSHIP, INC., AN ILLINOIS CORPORATION: ZGP's sole shareholder is the Samuel Zell Revocable Trust and its sole director is Samuel Zell.

SAMUEL ZELL: Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI"). EGI is a privately owned investment management firm. Mr. Zell is a citizen of the United States of America.

ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP:   Alphabet Partners is
composed of three trusts created for the benefit of Mr. Zell and his family. Arthur A. Greenberg is the sole trustee of the three trusts. Mr. Greenberg is the sole proprietor of Arthur A. Greenberg, Certified Public Accountant. Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP: ZFT Partnership is composed of fifteen trusts created for the benefit of Mr. Zell and his family. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of EGI. Mrs. Rosenberg is a citizen of the United States of America.

HALMOS INVESTMENTS-WESTERN, INC.: HIW's sole shareholder and sole director is Steven J. Halmos. Mr. Halmos is a citizen of the United States of America.





                              Page 13 of 15 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 4, 1998

                                     EGI-TRANSMEDIA INVESTORS, L.L.C.

                                     By: /s/ Donald J. Liebentritt
                                         ----------------------------
                                     Name: Donald J. Liebentritt
                                           --------------------------
                                     Title: Vice President
                                            -------------------------

                                     SAMSTOCK, L.L.C.



                                     By: /s/ Donald J. Liebentritt
                                         ----------------------------
                                     Name: Donald J. Liebentritt
                                           --------------------------
                                      Title: Vice President
                                            --------------------------


                                     HALMOSTOCK LIMITED PARTNERSHIP



                                     By: /s/ Steven J. Halmos
                                         --------------------------
                                     Name: Steven J. Halmos
                                           --------------------------
                                     Title: President
                                            --------------------------





                              Page 14 of 15 Pages

                                 EXHIBIT INDEX

 Exhibit Number         Description



 1                      Stock Purchase and Sale Agreement dated
                        as of November 6, 1997*

 2                      Assignment Agreement dated as of March
                        3, 1998**

 3 Amended and Restated Agreement Among Stockholders dated as of March 3, 1998**

 4                      Stockholders' Agreement dated as of March
                        3, 1998**

 5                      Amended and Restated Investment Agreement dated as of
                        March 3, 1998**


________________________________
*        Previously filed.
**       Filed herewith.










                              Page 15 of 15 Pages